Filed by GeoEye, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.

Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of the Agreement and Plan of Merger, dated as of July 22, 2012 (the “Merger Agreement”), by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC and GeoEye, Inc. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by GeoEye, Inc. on July 23, 2012, and is incorporated by reference into this filing.

Date:	August 9, 2012
To:	<geoeyestaffall@geoeye.com>
Subject:	GeoEye and DigitalGlobe Combination Plans - Update

Dear GeoEye Team Members:

I’d like to update you on the progress since the announcement of our planned combination with DigitalGlobe, and to thank everyone for your efforts in delivering the successful second quarter results that we announced this week. I also want to share some of the great feedback we’ve received regarding the announcement.

The leadership teams of both GeoEye and DigitalGlobe have met or spoken with our respective employees, customers, shareholders, business partners and government and industry stakeholders. We’ve been very pleased with the support our combination announcement has received to date. People both inside and outside of our company have recognized the compelling rationale of our combination and the benefits it can deliver.

For instance, I had the opportunity to speak with many of you. I appreciated the questions you asked at our All Hands meeting and our discussions about the possibilities for the future. I enjoyed meeting with many of you personally in Herndon, McLean, Thornton and St. Louis. From what I have heard, DigitalGlobe team members also see the significant promise in the combination of our two companies. We’ll keep you informed in future all hands meetings and other communications like this one. And, as always, I welcome your feedback and questions.

We have also created a SharePoint link (click here) where we have begun to compile documents related to this combination. It currently contains the latest Q&A, my All Hands meeting transcript, and the transcript of DigitalGlobe’s call with their stakeholders to announce the combination. We will be adding more information as we move through the process.

I also want to let you know that, while we are still in the early stages of combining the two companies, combination planning efforts are underway. Will Warren and Keith Haas are leading our Combination Committee and have tapped leaders from each functional area to help us identify critical issues, establish objectives and execute on combination activities. We will provide more details when we have them. For now, the entire leadership team is focused on a successful combination and ensuring we realize the full potential of this opportunity.

Finally, in our quarterly investor call that we held yesterday, we announced a strong second quarter. We demonstrated to shareholders the clear value we deliver to our many stakeholders. We couldn’t have achieved these results without your individual accomplishments and contributions.

As we look to the future, we have incredible momentum toward creating a global leader in earth imagery and geospatial analysis that will bring us closer to achieving our vision. We look forward to sharing additional news on our progress in the coming weeks and months ahead.

For now, we ask that you stay focused on your individual and collective company goals and on serving our customers. It is critical that we continue to operate as business as usual. Until we receive regulatory approval and close the combination, we will continue to operate separately from DigitalGlobe. We expect approval and closing of our combination late in the fourth quarter or early in the first quarter of next year. In the meantime, we will share what information we can, when we can.

Thank you for everything you do for GeoEye and for your unwavering commitment to our customers and to our company’s success.

Best,

Matt

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

GeoEye Forward-Looking Statement

This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of GeoEye and DigitalGlobe pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by GeoEye and DigitalGlobe stockholders may not be obtained; (2) there may be a material adverse change of DigitalGlobe or the business of DigitalGlobe may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of GeoEye and DigitalGlobe operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies' control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in GeoEye’s and DigitalGlobe’s reports filed with the Securities and Exchange

Commission (“SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, which are available on the SEC's Web site (www.sec.gov). There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither GeoEye nor DigitalGlobe undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, GeoEye plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of GeoEye and DigitalGlobe that also constitutes a prospectus of each of GeoEye and DigitalGlobe. GeoEye and DigitalGlobe will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about GeoEye and DigitalGlobe, free of charge, from the SEC's Web site (www.sec.gov). Investors may also obtain GeoEye’s SEC filings in connection with the transaction, free of charge, from GeoEye’s Web site (www.digitalglobe.com) under the tab “Investors” and then under the heading “SEC Filings,” or by directing a request to GeoEye, 2325 Dulles Corner Blvd., Herndon, VA 20171, Attention: Corporate Secretary. Investors may also obtain DigitalGlobe’s SEC filings in connection with the transaction, free of charge, from DigitalGlobe’s Web site (www. digitalglobe.com) under the tab “About Us – Investor Relations” and then under the heading “SEC Filings,” or by directing a request to DigitalGlobe, 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary.

The respective directors, executive officers and employees of GeoEye and DigitalGlobe and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding GeoEye’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012, and information regarding DigitalGlobe’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and these documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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